DYNACAST INTERNATIONAL INC.

14045 Ballantyne Corporate Place, Suite 300

Charlotte, North Carolina 28277

(704) 927-2790

June 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood, Esq.

Re:	Dynacast International LLC

Dynacast Finance Inc.

Registration Statement on Form S-4

File No. 333-179497

Ladies and Gentlemen:

On behalf of Dynacast International LLC and Dynacast Finance Inc. (the “Registrants”), I hereby respectfully request that the above-referenced registration statement on Form S-4 (the “Registration Statement”) be declared effective on June 28, 2012 at 10 a.m. eastern daylight time or as soon thereafter as practicable.

In connection with this acceleration request, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 26, 2012

The Registrants understand that the staff will consider this request as confirmation by the Registrants of their awareness of their responsibilities under the federal securities laws as they relate to the proposed public offering of the securities covered by the Registration Statement.

Please call Elizabeth G. Wren at (704) 343-2319 of McGuireWoods LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DYNACAST INTERNATIONAL INC.
DYNACAST INTERNATIONAL LLC
DYNACAST FINANCE INC.
DYNACAST US 1 LLC
DYNACAST INC.
DYNACAST MFG. INC.
KDI ACQUISITION LLC

By:	/s/ Adrian D. Murphy
Adrian D. Murphy
Chief Financial Officer

cc:	Elizabeth G. Wren, Esq.